UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on September 15, 2006

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Free Translation

Santiago, September 15, 2006

Mr.
Alberto Etchegaray de la C.
Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O’Higgins 1449
Santiago

Essential Issue

Dear Mr. Superintendent.

     We hereby inform you that Soquimich European Holdings B.V. (“SEH) -subsidiary of Sociedad Química y Minera de Chile S.A. (“SQM”)- and Yara Italy S.P.A. (“YARA”) -subsidiary of Yara International ASA, which forms part of the “controlling group” of SQM- executed in Italy on September 14, 2006, a sales and purchase agreement by which SEH sold to YARA all the rights that SEH had in the Italian society Impronta S.R.L. (“Impronta”), which represented 50% of the total rights of Impronta. The agreement involves a payment of €623,000 paid on cash.

     Impronta will continue with the distribution of SQM’s Specialty Plant Nutrients in Italy. As in other markets, this distribution will be handled in accordance with the terms and conditions of the “distribution agreement” that SQM Nitratos S.A. -a subsidiary of SQM- and Norsk Hydro ASA -nowadays, Yara International ASA- subscribed on 2001 and that SQM informed as an essential issue on May 16, September 26, and November 23, 2001.

     We inform you the above as Essential Issue in compliance with articles 9 and 10 of Law Number 18.045 and 44 of the Law Number 18.046. Additionally, also in compliance with the indications set forth in the Rule of General Character Number 30 that was issued on November 10, 1989.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Yours truly,

Sociedad Química y Minera de Chile S.A.

Conf: /s/ Patricio Contesse G.
Patricio Contesse G.
Chief Executive Officer

Cc:	Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer &
Business Development SVP

Date: September 15, 2006